Hogan Lovells US LLP 1735 Market Street, Floor 23 Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

May 11, 2020

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549
Attn: Irene Paik and Joseph McCann

Re:	Marinus Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed April 29, 2020
File No.: 333-237903

Ladies and Gentlemen:

On behalf of our client, Marinus Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on May 5, 2020 relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement on EDGAR (“Amendment No. 1”). Set forth below is the Staff’s comment in bold type, followed by the response submitted on behalf of the Company.

Registration Statement on Form S-3 filed April 29, 2020

General

1.                                      We note that the forum selection provision in your Fourth Amended and Restated Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe any risks or other impacts on investors. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange

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Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response:

The forum selection provision in the Company’s Fourth Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), does not apply to suits arising under the Securities Act of 1933, as amended (the “Securities Act”) or Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has updated the disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment and will acknowledge in risk factor disclosure in its future filings that the portion of the Certificate of Incorporation requiring the Court of Chancery of the State of Delaware to be the exclusive forum for certain suits would not apply with respect to suits arising under the Securities Act or Exchange Act.

Should the Staff have additional questions or comments concerning the foregoing, please do not hesitate to contact me at (267) 675-4671 or steve.abrams@hoganlovells.com.

Sincerely,

/s/ Steven J. Abrams

Steven J. Abrams

cc:           Edward F. Smith, Marinus Pharmaceuticals, Inc.